

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 8, 2008

VIA U.S. MAIL AND FAX (801) 355-7126

Mr. Mark L. Meriwether
President and Director
Oak Ridge Micro-Energy, Inc.
275 Midway Lane
Oak Ridge, Tennessee 37830

> **Re: Oak Ridge Micro-Energy, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q/A for the period ended March 31, 2008**
> **Form 10-Q/A for the period ended June 30, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 000-50032**

Dear Mr. Meriwether:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 14

Note 4. Technology License Agreement, page F-4

1.   We note your disclosure that you have accrued a liability of $15,000 at December 31,
        2007 and you have not accrued additional liability because you are renegotiating the
        terms of this agreement which will impact amounts owed for 2007 and thereafter. We
        note similar disclosure in your Form 10-Q for the nine months ended September 30,
        2008. Please respond to the following:

        • Please tell us when you anticipate renegotiating the terms of the license agreement.
        • Please also tell us about the current license agreement and the amounts you owe
          based on the current agreement.
        • Please further explain why you do not believe it is appropriate to record a liability
          based on the current agreement based on the fact that there is no new agreement in
          place.

Forms 10-Q/A for the periods ended March 31, 2008 and June 30, 2008 and Form 10-Q for the
period ended September 30, 2008

Financial Statements, page 3

Condensed Consolidated Statement of Operations, page 4

2.   We see that you recognized revenue of approximately $11,740 during the nine months
        ended September 30, 2008. We also noted your discussion in MD&A that your revenue
        consisted of consulting agreements with various companies. However, we did not see a
        discussion of your revenue recognition policy in the related Forms 10-Q. We note only
        your 10-KSB discussion which refers to revenue earned through the sale of products.
        Please tell us how you recognize revenue with regards to your consulting agreements and
        explain to us how your policies comply with SAB 104. In addition, confirm to us that you
        will revise future filings to disclose your revenue recognition policy for consulting
        revenues.

Note 6. Sale of Assets/ Leaseback, page 8

3.   We note your disclosure that you entered into an Equipment Purchase Agreement to sell
        your research and development equipment. We see that this agreement allows you to
        have continued access to the equipment as needed for a period of up to a minimum of 18
        months at a price of $1,000 per month for the first six months and at a price to be agreed
        upon during the next twelve months. Please respond to the following:

- Please tell us how you determined that "substantially all of the remaining use of the property has been relinquished in that the present value of the future minimum lease payments is less than 10% of the fair value of the equipment sold" given the fact that the you have not yet determined the lease amount for the remaining year of the sale-leaseback agreement;
- Please tell us your consideration regarding the current market lease rate for equipment of this kind consistent with paragraph 33a of SFAS 13. Tell us how you were able to conclude that the amount of your lease payments is reasonable under market conditions, and
- Please clarify why you believe the gains on the sale of your equipment were recorded in the proper accounting periods.

<u>Item 4T. Controls and Procedures, page 12</u>

4. We note your statement in your Form 10-Q's for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "subject to the limitations noted above." Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

5. In this regard, in light of the fact that you restated your financial statements for the periods ended March 31, 2008 and June 30, 2008, please tell us in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by those reports.

　　As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant